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PHILIP T. HINKLE

philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

April 15, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Mr. Raymond A. Be

Re:	Sound Point Meridian Capital, Inc. (File Nos. 333-272541 and 811-23881)

Dear Mr. Be:

This letter responds to oral comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2024, in connection with your review of the amended registration statement on Form N-2 (the “Registration Statement”) for Sound Point Meridian Capital, Inc. (formerly, Sound Point Meridian Capital, LLC) (the “Fund”) filed with the Securities and Exchange Commission (“SEC”) on November 1, 2023. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.

The Fund has filed Pre-Effective Amendment No. 2 to its Registration Statement (the “Amended Registration Statement”), which reflects the disclosure changes discussed below. Capitalized terms have the meanings attributed to such terms in the Amended Registration Statement.

On behalf of the Fund, set forth below are the comments of the Staff along with our responses to or any supplemental explanations of such comments, as requested.

Summary of Offering – Distributions

1. Comment: The staff is re-issuing Comment 15 issued by the Staff on July 19, 2023. To the extent the Fund discloses a policy or practice to maintain distributions, please also disclose the potential source of such distributions and the impact of distributions from such sources. This disclosure should clarify: (1) that distributions that are not entirely from income and gains would be made even if the Fund had negative performance, if true, (2) that shareholders who receive a distribution consisting of return of capital may be under the impression that they are receiving net profits when they are not, and (3) that distributions of return of capital may not reflect the performance of the Fund.

Response: The Fund acknowledges the Staff’s comment. The Fund respectfully maintains that disclosing the Fund’s intended distribution policies is consistent with market practice for registration statements filed on Form N-2 in connection with initial public offerings. The disclosure will be revised as follows (new text underlined; deleted text struck through). These edits will also be incorporated in corresponding disclosure on page 72 under the section “Distribution Policy – Regular Distributions.”

April 15, 2024 Page 2

[We anticipate declaring a distribution of approximately $[  ] per share of common stock for the month of [  ] (in each case, if continued, such amount to equal approximately [  ]% annualized of our initial public offering price per share) payable to holders of our common stock, including investors in this offering.] If our distributions exceed our investment company taxable income in a tax year, such excess will represent a return of capital ~~to our stockholders~~, which is in effect a partial return of the amount a stockholder invested in us. Stockholders who receive the payment of a distribution consisting of a return of capital may be under the impression that they are receiving net investment income or profit when they are not. Stockholders should not assume that the source of a distribution from us is net investment income or profit, and our distributions should not be used as a measure of performance or confused with yield or income. A return of capital will lower a shareholder’s tax basis in his or her shares, which could result in shareholders having to pay higher taxes in the future when shares are sold, even when shares are sold at a loss from the original investment. Additionally, in order to maintain a stable level of distributions, we may at times pay out less than all of our investment income or pay out accumulated undistributed income in addition to current net investment income. No assurance can be given that we will be able to declare such distributions in future periods, and our ability to declare and pay distributions will be subject to a number of factors, including our results of operations.

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Should you have any questions or comments, please contact me at 202.261.3460.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle